Exhibit 99.1
Rogers Announces Wireless and Cable Subscriber Results for Fourth Quarter 2004

TORONTO (January 10, 2005) - Rogers Communications Inc. (TSX: RCI; NYSE: RG) today announced selected preliminary fourth quarter 2004 subscriber results for its wireless and cable operations.

"Rogers ended 2004 with strong quarterly wireless and cable subscriber results, reflecting our continued success in delivering innovation, convenience and value for our customers and the execution of our recent strategic initiatives," said Ted Rogers, President and CEO of Rogers Communications. "The markets for wireless, cable and high-speed Internet services have continued to be robust, and as we enter 2005, our focus will remain on the disciplined execution of our strategy of profitable growth, the integration of our recently acquired wireless assets and the continued deployment of unique and innovative products that add value to our customers’ lives."

WIRELESS	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands except churn)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Postpaid Voice and Data
Gross additions (1)	397.4	338.4	59.0	17.4	1,161.5	1,021.5	140.0	13.7
Net additions (1)(2)	185.8	166.2	19.6	11.8	446.1	400.2	45.9	11.5
Acquisition of Microcell (3)	752.0	-	752.0	-	752.0	-	752.0	-
Total postpaid retail subscribers (2)(4)					4,184.1	3,029.6	1,154.5	38.1
Churn (%)(2)	1.89%	1.99%	(0.10%)	(5.0)	1.81%	1.88%	(0.07%)	(3.7)

Prepaid
Gross additions (1)	126.7	67.4	59.3	88.0	319.0	257.4	61.6	23.9
Net additions (1)(5)	58.9	6.4	52.5	-	32.5	2.0	30.5	-
Acquisition of Microcell (3)	541.8	-	541.8	-	541.8	-	541.8	-
Adjustment to subscriber base (6)					-	(20.9)	20.9	-
Total prepaid retail subscribers					1,334.1	759.8	574.3	75.6
Churn (%)(5)	2.16%	2.73%	(0.57%)	(20.9)	2.94%	2.82%	0.12%	4.3

Total - Postpaid and Prepaid
Gross additions (1)	524.1	405.8	118.3	29.2	1,480.5	1,278.9	201.6	15.8
Net additions (1)(2)	244.7	172.6	72.1	41.8	478.6	402.2	76.4	19.0
Acquisition of Microcell (3)	1,293.8	-	1,293.8	-	1,293.8	-	1,293.8	-
Adjustment to subscriber base (6)	-	-	-	-	-	(20.9)	20.9	-
Total retail subscribers (2)(4)					5,518.2	3,789.4	1,728.8	45.6
Wholesale subscribers (1)(4)					91.2	-	91.2	-

CABLE	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Homes passed					3,291.1	3,215.4	75.7	2.4
Basic cable subscribers					2,254.6	2,269.4	(14.8)	(0.7)
Basic cable, net additions (losses)	5.9	8.6	(2.7)	-	(14.8)	(0.9)	(13.9)	-
Internet subscribers (7)					936.6	777.8	158.8	20.4
Internet, net additions (7)	57.1	41.3	15.8	38.3	158.8	149.3	9.5	6.4
Digital terminals in service					795.7	613.6	182.1	29.7
Digital terminals, net additions	66.5	50.9	15.6	30.6	182.1	157.5	24.6	15.6
Digital households					675.4	535.3	140.1	26.2
Digital households, net additions	48.4	43.2	5.2	12.0	140.1	133.8	6.3	4.7

(1)	Subscriber activity includes Microcell beginning November 9, 2004
(2)	Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the quarter.
(3)	Microcell subscriber base upon closing of acquisition on November 9, 2004.
(4)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'. Accordingly, approximately 43,600 Rogers Wireless wholesale subscribers were reclassified from the postpaid subscriber base to the ‘wholesale’ category.
(5)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell are recognized after 180 days of no usage to conform to the Rogers Wireless prepaid churn definition.
(6)	In 2003, we determined that subscribers who only had non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.
(7)	Effective in the third quarter of 2004, the reporting of Internet subscribers was modified to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.

Rogers Communications expects to release fourth quarter 2004 financial and operating results on or about February 9, 2005.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts:

Corporate - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless - Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com
Cable - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. Its three primary businesses include Rogers Wireless, Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable, Canada's largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media, Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

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